EXHIBIT 21.1
List of Subsidiaries*

Jurisdiction of Incorporation
Axon Public Safety B.V.	The Netherlands
Dextro, Inc.	Delaware, U.S.

* Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of Axon Enterprise, Inc. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this report.